ASSET SALE BACKGROUND

- VG SmartGlass was founded in 2014 as an entity specifically to commercialize the SmarterShade technology.

- On July 30, 2015, VG SmartGlass acquired key assets and human resources of SmarterShade Inc.

- The VG SmartGlass management team specializes in glass glazing technologies and products in the fenestration (windows) segments. In the course of conducting such business over their careers, these individuals have developed relationships with design resources, glass fabricators, and other third-parties that have the capabilities and interest to commercialize the SmarterShade technology.

The VG SmartGlass mission is to scale our core film technology globally. The core technology is broadly patented; and has many unique uses and applications.

ASSET SALE BACKGROUND





Cash →

Stock →

← Patents and IP

← Key Personnel

← Film Supplier + Customer Relationships

← Prototyping and Design Resources



KEY CAPABILITIES

- Global Glass + Window, Fabrication Partnerships

- World leading door, window, and glass design

- Sales and distribution network

KEY CAPABILITIES

- Film IP and R&D capability

- Relationships across interior, window, transportation segments

- Rapid Prototyping Lab

ASSET SALE BACKGROUND - TERMS

- SmarterShade Inc. will be receiving $1M in payments over 4 years for its core patents and intellectual property. The first payment received was $265K upon close.

- SmarterShade Inc. (including its current shareholders)   will own 25% of VG SmartGlass.

- SmarterShade Inc. will be getting 33% of license payments from an Asian licensee directly. The remaining 67% flows into VG SmartGlass.

- SmarterShade Inc. will be changing the name of the company from SmarterShade to ST Labs Inc.

- Mike Stacey will become a key employee of VG SmartGlass but remain as chairman of SmarterShade Inc.

- Ryan Tatzel will be a consultant for VG SmartGlass but remain as a key employee of SmarterShade Inc.

PROMISSORY NOTE SCHEDULE

Date	Amount	Status
7/30/2015	$265,000	Collected
5/31/2016	$35,000	Deferred until December 31 2016
2/28/2017	$140,000	
12/31/2017	$160,000	
12/31/2018	$200,000	
12/31/2019	$200,000	
TOTAL	**$1,000,000**	